

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

Andrew A. Wiederhorn
Chief Executive Officer
FAT Brands, Inc.
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

> **Re: FAT Brands, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed October 18, 2017**
> **File No. 024-10737**

Dear Mr. Wiederhorn:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Allen Sussman, Esq.
Loeb & Loeb LLP